



EW by the Glass LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.25%

Target Raise Amount: $124,000

Offering End Date: September 9, 2025

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: EW by the Glass LLC

Founded: May 23, 2023

Address: Two Embarcadero Center,
Suite R2118, San Francisco, CA 94111

Industry: Drinking Places

Employees: 2

Website: https://embarcwines.com/

Use of Funds Allocation:

If the maximum raise is met:

$116,560 (94.00%) – of the proceeds will go towards working capital- upgrades to current space,
IP protection, and marketing & brand awareness
$7,440 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 449 Followers





Business Metrics:

	FY24	YTD 5/31/2025
Total Assets	$350,982	$333,749
Cash & Cash Equivalents	$13,950	$7,263
Accounts Receivable	$0	$0
Short-term Debt	$6,278	$13,155
Long-term Debt	$75,000	$92,500
Revenue	$58,241	$74,807
Cost of Goods Sold	$17,705	$25,081
Taxes	$0	$0
Net Income	-$73,855	-$42,052

Recognition:

EW by the Glass LLC (DBA Embarc Wines) opened in August of last year to create a space free of the judgement and intimidation that too often is part of the wine experience. Discovering new wines should be fun and entertaining and Embarc gives you the space to find that out. Every wine lover had to start with that first taste, and owners Adam Lovingood and Richard Garcia want Embarc to be a place where you can start or continue your journey on your terms.

About:

EW by the Glass LLC (DBA Embarc Wines) is a self-guided wine bar tasting experience. They offer an ever-changing array of wines from around the world. QR codes accompany each wine to allow you to access more information as you want. Their wine guides are available to assist and answer questions as needed.

For more information, contact our Customer Support Team at support@thesmbx.com

